NYLIFE Securities LLC
(An affiliate of New York Life Insurance Company)
Notes to Statement of Financial Condition
December 31, 2015

1. **Organization and Business**

    NYLIFE Securities LLC (the "Company"), is a wholly-owned subsidiary of NYLIFE LLC (a wholly-owned subsidiary of New York Life Insurance Company ("NYLIC")). The Company was originally incorporated under the laws of New York in 1969 as NYLIFE Securities Inc., and was converted to a Delaware limited liability company on January 1, 2007. The Company is registered with the Securities and Exchange Commission as a broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. The Company also conducts business as a licensed insurance agency.

    The Company receives commissions and incurs clearing costs for acting as introducing broker for clients and uses a nonaffiliated clearing broker, National Financial Services LLC ("NFS"), on a fully disclosed basis, to perform trade execution, clearance, settlement and related activities.

    The Company also receives commissions from the sale of open-end mutual funds, variable life and annuity, and group annuity products, offered by unrelated financial institutions, for which the Company's registered representatives are generally paid commissions.

    Under various contractual agreements with unaffiliated product providers (sponsored arrangements), the Company receives an administrative service fee from the product providers in connection with sales of the product providers' life and annuity, health insurance and disability income products by eligible NYLIC agents. Commissions for these sponsored arrangements are paid directly to the agents by the product providers and are not reflected on the financial statements.

2. **Basis of Presentation**

    The accompanying financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

3. **Summary of Significant Accounting Policies**

    Use of Estimates
    The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

    Investments and Commissions
    Securities transactions are recorded on trade date.

    Prepaid Expenses and Other Assets and Securities Sold not yet Purchased
    Prepaid expenses include monies on deposit with FINRA for future licensing fees required for the Company's registered representatives and 2016 annual FINRA renewal fees paid by the Company in 2015.

    In addition, Prepaid expenses and other assets, along with Securities sold not yet purchased, include mutual funds, equity securities and municipal securities and are carried at fair value. Refer to Note 5 Fair Value Measurement for a discussion on the fair value of mutual funds, equity securities and municipal securities.

NYLIFE Securities LLC
(An affiliate of New York Life Insurance Company)
Notes to Statement of Financial Condition
December 31, 2015

Cash and Cash Equivalents

Cash equivalents include investments that have remaining maturities of three months or less at date of purchase and are carried at fair value. Cash equivalents carried at fair value are discussed in Note 5 Fair Value Measurement.

Income Taxes

For U.S. federal income tax purposes, the Company is treated as a limited liability company whose federal taxable income or loss flows through to its parent, NYLIC, and is included in the group's U.S. federal consolidated income tax return. The consolidated income tax provision or benefit is allocated among the members of the group in accordance with a tax allocation agreement. The tax allocation agreement provides that the Company is allocated its share of the consolidated tax provision or benefit determined generally on a separate company basis, and may, where applicable, include the tax benefits of operating or capital losses utilizable in NYLIC's consolidated return. Intercompany tax balances are generally settled quarterly on an estimated basis with a final settlement within 30 days of the filing of the consolidated return. Current federal income taxes are charged or credited to operations based upon amounts estimated to be payable or recoverable as a result of taxable operations for the current year and any adjustments to such estimates from prior years.

State and local tax returns are generally filed separately. In those cases where the Company's results are included with NYLIC's state tax filings, the Company is charged or credited for state taxes paid by NYLIC only to the extent that the Company's income/loss increases or reduces NYLIC's state tax liability. However, in years where NYLIC's own income level requires it to pay a flat state tax and the Company's income/loss does not affect NYLIC's state tax liability, no state tax liability or benefit is allocated to the Company pursuant to the tax allocation agreement.

Deferred federal income tax assets and liabilities are recognized for expected future tax consequences of temporary differences between GAAP and taxable income. Temporary differences are identified and measured using a balance sheet approach whereby GAAP and tax balance sheets are compared. Deferred income taxes are generally recognized based on enacted tax rates and a valuation allowance is recorded if it is more likely than not any portion of the deferred tax asset will not be realized.

The Company determines whether it is more likely than not that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded in the financial statements. The amount of tax benefit recognized for an uncertain tax position is the largest amount of benefit that is greater than fifty percent likely of being realized upon settlement. Unrecognized tax benefits are included in Other accrued liabilities in the accompanying Statement of Financial Condition and are charged to earnings in the period that such determination is made.

Guarantees

In the normal course of business, the Company enters into contracts that contain a variety of representations, warranties and indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve potential future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

NYLIFE Securities LLC
(An affiliate of New York Life Insurance Company)
Notes to Statement of Financial Condition
December 31, 2015

Business Risks and Uncertainties

Weak market performance may adversely affect sales of mutual funds and registered insurance products and cause potential purchasers of these products to refrain from new or additional investments, and may cause current investors to withdraw from the market or reduce their rates of ongoing investment. Poor equity market performance may limit revenues of the Company which are based on fees related to the value of shareholder investment in mutual funds and registered insurance products and could impact the carrying values of certain assets.

Changes in the regulatory environment may also adversely affect sales of mutual funds and registered insurance products.

The Company relies on computer systems to conduct business, including customer service, customer relationship management and producing financial statements. While the Company has policies, procedures, automation and backup plans and facilities designed to prevent or limit the effect of failure; its computer systems may be vulnerable to disruptions or breaches as the result of natural disasters, man-made disasters, criminal activity, pandemics, transaction errors by registered representatives or personnel, or other events beyond its control. The failure of the Company's computer systems for any reason could disrupt its operations, result in the loss of customer business and adversely impact its profitability. System failures could result in additional expenses which could potentially impact net operating results.

4. Recent Accounting Pronouncements

Future Adoption of New Accounting Pronouncements

In January 2016, the FASB issued updated guidance that changes the rules regarding recognition and measurement of financial assets and financial liabilities. Amongst other changes, the new guidance eliminates the current classification of the equity securities as trading or available-for-sale and requires that an entity reports all equity securities (except those accounted for under the equity method of accounting, or those that result in consolidation of the investee) at fair value with changes in fair value recognized in income. The new standard is effective on January 1, 2018 and requires a cumulative effective adjustment to be recorded for the impact on adoption. The Company is currently assessing the impact on its financial statement.

In May 2014, the FASB issued updated guidance on accounting for revenue recognition, which supersedes most existing revenue recognition guidance. The guidance requires an entity to recognize revenue upon the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to, in exchange for those goods or services. The guidance also requires additional disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from cost incurred to obtain or fulfill a contract. The new guidance is effective for annual periods and interim periods within those annual periods, beginning after December 15, 2017, and must be applied using one of two retrospective application methods. Early adoption is not permitted. The company will adopt this guidance on January 1, 2017. The Company is currently assessing if the adoption will have a material effect on the Company's financial condition.

5. Fair Value Measurement

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The authoritative

NYLIFE Securities LLC
(An affiliate of New York Life Insurance Company)
Notes to Statement of Financial Condition
December 31, 2015

guidance around fair value establishes a framework for measuring fair value that includes a hierarchy used to classify the inputs used in measuring fair value. The hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three levels. The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement.

The three levels of the fair value hierarchy based on the inputs to the valuation are as follows:

Level 1   Fair value is based on unadjusted quoted prices for identical assets or liabilities in an active market. Active markets are defined as a market in which many transactions occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2   Fair value is based on observable inputs, other than Level 1 inputs, such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets, or other model driven inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Valuations are generally obtained from third-party pricing services for identical or comparable assets or liabilities or through the use of valuation methodologies using observable market inputs.

Level 3   Instruments whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management's own assumptions in pricing the asset or liability.

NYLIFE Securities LLC
(An affiliate of New York Life Insurance Company)
Notes to Statement of Financial Condition
December 31, 2015

The following table represents the balances of assets measured at fair value on a recurring basis as of December 31, 2015:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Cash equivalents				
Money market funds	$ 78,349	$ -	$ -	$ 78,349
U.S. Treasury bills	-	24,514,898	-	24,514,898
Total cash equivalents	$ 78,349	$ 24,514,898	$ -	$ 24,593,247
Securities owned (1)				
Mutual funds	$ 59,412	$ -	$ -	$ 59,412
Equity securities	15,827	-	-	15,827
Total securities owned	$ 75,239	$ -	$ -	$ 75,239
Securities sold not yet purchased				
Mutual funds	$ 57,880	$ -	$ -	$ 57,880
Equity securities	13,467	-	-	13,467
Municipal bonds	-	105,247	-	105,247
Total securities sold not yet purchased	$ 71,347	$ 105,247	$ -	$ 176,594

(1) Long securities are included in prepaid expenses and other assets on the statement of financial condition.

Transfers Between Levels

Transfers between levels may occur due to changes in valuation sources, or changes in the availability of market observable inputs, which generally are caused by changes in market conditions such as liquidity, trading volume or bid-ask spreads. The Company's policy is to assume the transfer occurs at the beginning of the period. During the year ended December 31, 2015, there were no transfers between levels.

Determination of Fair Values

The following is a description of the valuation methodologies used to determine fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy.

Cash Equivalents

Cash equivalents include money market funds and Treasury bills. Money market funds fair value is based on unadjusted quoted prices in active markets and they are classified as Level 1 within the fair value hierarchy. Treasury bill fair value is based on observable inputs and is classified as Level 2 within the fair value hierarchy. The prices are either obtained from a pricing vendor or amortized cost is used as the best estimate of fair value.

NYLIFE Securities LLC
(An affiliate of New York Life Insurance Company)
Notes to Statement of Financial Condition
December 31, 2015

Mutual Funds, Equity Securities and Municipal Securities

Mutual funds and equity securities fair value is based on unadjusted quoted prices in active markets and are classified as Level 1 within the fair value hierarchy. Municipal securities fair value is based on observable inputs using readily available pricing information and are classified as Level 2 within the fair value hierarchy.

6. **Related Party Transactions**

The Company has entered into a soliciting dealer agreement with NYLIFE Distributors LLC ("Distributors"), a wholly-owned subsidiary of New York Life Investment Management Holdings LLC, whereby the Company receives, from Distributors, commissions for sales of the MainStay Funds by the Company's registered representatives, for which the Company's registered representatives are generally paid commissions.

The Company, under a service agreement with New York Life Insurance and Annuity Corporation ("NYLIAC"), a wholly-owned subsidiary of NYLIC, charges NYLIAC a fee for sales and supervisory services rendered in connection with variable life and variable annuity sales and in-force business. The Company incurs sales and supervisory expenses related to the offering of these products.

The Company, under a service agreement with Eagle Strategies LLC ("Eagle"), a wholly-owned subsidiary of NYLIFE LLC, bills Eagle for separately identifiable brokerage services, including clearing and custody services, provided to Eagle through NFS in connection with Eagle's investment advisory programs.

Commissions receivable and accrued commission expense on the Statement of Financial Condition includes $901,655 and $1,416,289, respectively, of transactions with Distributors.

The Company is party to a service agreement with NYLIC, whereby NYLIC provides services to the Company. The Company is charged for certain services based upon separately identifiable actual costs incurred. The services include personnel, office space, other services, and administrative.

Also pursuant to the service agreement with NYLIC, the Company is also charged administrative expenses from NYLIC which are specifically identifiable to the Company or allocated by NYLIC principally through analyses of time spent on matters relating to the Company or pursuant to agreed upon formulas. In addition, the Company is being charged with sales and supervisory expenses related to the services rendered in connection with NYLIAC variable life and variable annuity sales, and in-force business.

7. **Guarantees**

The Company introduces all of its client securities transactions to a clearing broker, NFS, on a fully disclosed basis. Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a customer's failure to fulfill its contractual obligations.

As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2015, the Company has recorded no liabilities with regard to this right.

NYLIFE Securities LLC
(An affiliate of New York Life Insurance Company)
Notes to Statement of Financial Condition
December 31, 2015

In addition, the Company has the right to pursue collection or performance from the customers who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing broker and all customers with which it conducts business.

8. **Income Taxes**

Pursuant to the tax allocation agreement (see Note 3 Significant Accounting Policies), as of December 31, 2015 the Company had a net income tax payable to New York Life of $1,840,692.

Deferred income taxes are generally recognized, based on enacted tax rates, when assets and liabilities have different values for financial statement and tax purposes.

The components of the net deferred tax asset reported as of December 31, 2015 are attributable to the following temporary differences:

Deferred tax assets	
Accrued expenses	$ 145,084
Depreciation	581,173
Deferred tax asset	$ 726,257

As of December 31, 2015, the Company has no federal net operating or capital loss carryforwards as they were fully utilized in the consolidated federal income tax return with NYLIC.

A valuation allowance against the deferred tax asset established at the date of the Statement of Financial Condition is not considered necessary because it is more likely than not the deferred tax asset will be realized.

As a member of NYLIC's consolidated group, the Company's federal income tax returns are routinely audited by the Internal Revenue Service ("IRS") and provisions are made in the financial statements in anticipation of the results of these audits. The IRS has completed audits through 2007 and in 2012 began its examination of tax years 2008 through 2010. The Company believes that its recorded income tax liabilities are adequate for all open years.

The Company did not have any uncertain tax positions as of December 31, 2015.

9. **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital. The Company has elected to compute its net capital requirement in accordance with the Alternative Method permitted by the rule. This method requires the maintenance of minimum net capital, as defined, of the greater of 2% of aggregate debit items arising from customer transactions or $250,000. At December 31, 2015, the Company had net capital, as defined under such rules, of $18,778,649 which was $18,528,649 in excess of its required net capital of $250,000.

10. **Exemptive Provision**

The Company claims an exemption from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 in accordance with (k)(2)(i) for variable annuities, variable life insurance products,

NYLIFE Securities LLC
(An affiliate of New York Life Insurance Company)
Notes to Statement of Financial Condition
December 31, 2015

mutual funds and Section 529 College Savings Plans and with Section (k)(2)(ii) for transactions cleared on a fully disclosed basis through NFS.

11. **Contingencies**

In the normal course of business, the Company has been named a defendant in various legal matters. The Company is also from time to time involved in governmental, administrative, and investigative proceedings and inquiries. Notwithstanding the uncertain nature of litigation and regulatory inquiries, the outcome of which cannot be predicted, the Company believes that, after provisions made in the financial statements, the ultimate liability that could result from litigation and proceedings would not have a material adverse effect on the Company's financial position; however, it is possible that settlements or adverse determinations in one or more actions or other proceedings in the future could have a material adverse effect on the Company's operating results for a given year.

During 2015, the Company concluded settlements with customers in connection with the sale of registered products. Management believes the remaining liability, which is reflected in accrued litigation expense on the Statement of Financial Condition, is sufficient to cover remaining settlement and legal costs associated with these matters.

12. **Subsequent Events**

As of February 29, 2016, the date the Statement of Financial Condition was available to be issued, there have been no events occurring subsequent to the close of the Company's books or accounts for the accompanying Statement of Financial Condition that would have a material effect on the financial condition of the Company.